UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Weirton Steel Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    948774104
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 8 pages

CUSIP NO. 948774104                    13G
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                 JWA Investments II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                (a) [ ]
         if a Member of a Group                   (b) [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                     2,289,500
Beneficially               (6)   Shared Voting Power                   0
Owned by Each              (7)   Sole Dispositive Power                2,289,500
Reporting Person           (8)   Shared Dispositive Power              0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,289,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    5.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                                            PN
--------------------------------------------------------------------------------
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                                                               Page 3 of 8 pages

CUSIP NO. 948774104                    13G
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                 JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                (a) [ ]
         if a Member of a Group                   (b) [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                     3,701,600
Beneficially               (6)   Shared Voting Power                   0
Owned by Each              (7)   Sole Dispositive Power                3,701,600
Reporting Person           (8)   Shared Dispositive Power              0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,701,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    8.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                                            CO
--------------------------------------------------------------------------------
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                                                               Page 4 of 8 pages

CUSIP NO. 948774104                    13G
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                 John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                (a) [ ]
         if a Member of a Group                   (b) [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                 United States
--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                     3,701,600
Beneficially               (6)   Shared Voting Power                   0
Owned by Each              (7)   Sole Dispositive Power                3,701,600
Reporting Person           (8)   Shared Dispositive Power              0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,701,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    8.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

CUSIP NO. 948774104                                            Page 5 of 8 pages
          ---------

                                  SCHEDULE 13G

         This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Weirton Steel Corporation (the "Company").

Item 1.  (a)      Name of Issuer

         Weirton Steel Corporation

         (b)      Address of Issuer's Principal Executive Offices

         400 Three Springs Drive
         Weirton, West Virginia 26062

Item 2.  (a)      Names of Persons Filing

         JWA Investments Corp. ("JWA General Partner")
         JWA Investments II, L.P. ("JWA II")
         John W. Adams ("Adams" and, together with JWA General Partner and JWA II, the "Reporting Persons")

         (b)      Address of Principal Business Office

         885 Third Avenue
         34th Floor
         New York, NY 10022

         (c)      Citizenship

         JWA General Partner -- Delaware
         JWA II -- Delaware
         Adams -- United States

         (d)      Title of Class of Securities

         Common Stock, par value $.01 per share (the "Shares")

         (e)      CUSIP Number

         948774104

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

CUSIP NO. 948774104                                            Page 6 of 8 pages
          ---------

Item 4. JWA II beneficially owns an aggregate of 2,289,500 shares of Common Stock which represents approximately 5.5% of the issued and outstanding shares of Common Stock. JWA II has the sole power to vote or direct the vote of 2,289,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 2,289,500 shares of Common Stock.

         JWA General Partner is the General Partner of JWA II and JWA Investments III, L.P. ("JWA III"). JWA III beneficially owns an aggregate of 1,412,100 shares of Common Stock, which represents approximately 3.4% of the issued and outstanding shares of Common Stock. As the general partner of JWA II and JWA III, JWA General Partner beneficially owns an aggregate of 3,701,600 shares of Common Stock, which represents approximately 8.9% of the issued and outstanding shares of Common Stock. As the general partner of JWA II and JWA III, JWA General Partner has the sole power to vote or to direct the vote of 3,701,600 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,701,600 shares of Common Stock.

         Adams is the sole shareholder of JWA General Partner and may be deemed to beneficially own an aggregate of 3,701,600 shares of Common Stock which represents approximately 8.9% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 3,701,600 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,701,600 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Item 4.

CUSIP NO. 948774104                                            Page 7 of 8 pages
          ---------

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 948774104                                            Page 8 of 8 pages
          ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of April 20, 2000

                                 JWA INVESTMENTS CORP.

                                 By: /s/ John W. Adams
                                     -----------------
                                     Name:  John W. Adams
                                     Title: President


                                 JWA INVESTMENTS II, L.P.

                                 By:  JWA INVESTMENTS CORP.
                                      its General Partner

                                      By: /s/ John W. Adams
                                          -----------------
                                          Name:  John W. Adams
                                          Title: President


                                 /s/ John W. Adams
                                 -----------------
                                 John W. Adams